UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

3 November 2010

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

SinoTech Energy Limited

File No. 333-169890 -- CF# 25771

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SinoTech Energy Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 12, 2010, as amended on November 1, 2010.

Based on representations by SinoTech Energy Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16	through October 11, 2020
Exhibit 10.17	through October 11, 2020
Exhibit 10.18	through October 11, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel